                                                                                                  Eversheds Sutherland (US) LLP

                                                                                                  700 Sixth Street, NW, Suite 700

                                                                                                  Washington, DC 20001-3980

                                                                                                  D: +1 202.383.0845

                                                                                                  F: +1 202.637.3593

                                                                                                  stephanihildebrandt@eversheds-sutherland.com

May 31, 2018

VIA EDGAR

Karen L. Rossotto, Esq.

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  CM Finance Inc

Registration Statement on Form N-2

(File No. 333-223999)

Dear Ms. Rossotto and Ms. Fettig:

On behalf of CM Finance Inc (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received orally on April 17, 2018, May 4, 2018, and May 25, 2018 regarding the Company’s registration statement on Form N-2 (File No. 333-223999) (the “Registration Statement”) filed on March 29, 2018. The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “Prospectus” contained herein are to the preliminary prospectus contained in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed with the SEC concurrently with this letter. Terms used but not defined herein have the meaning ascribed to them in the Registration Statement.

Accounting Comments

General

1.    Comment: Please provide updated auditors’ consents with the next filing of the Registration Statement. If the Registration Statement is not effective prior to the filing of the Company’s Form 10-Q for the quarter ended March 31, 2018, please update the Registration Statement to include the Company’s unaudited financial statements for the quarter ended March 31, 2018.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

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Response: The Company confirms that it has filed updated auditors’ consents and that it has updated the Registration Statement as requested.

Prospectus Summary

2.  Comment: In the “Investment Strategy” section, the Staff notes that there are several references to unitranche loans throughout the prospectus. Does the Company invest in any unitranche loans and, if so, what percentage of the Company’s portfolio is invested in unitranche loans?

Response: The Company respectfully advises the Staff that as of March 31, 2018, 4.2% of the Company’s portfolio was invested in unitranche loans. The Company has included a footnote to the Schedule of Investments as of March 31, 2018 to indicate which investments are classified as unitranche loans, and has disclosed the percentage of the Company’s portfolio invested in unitranche loans in the “Prospectus Summary” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Senior Securities Table

3.  Comment: The Staff requests that the Company review the asset coverage calculations in the Senior Securities Table to ensure compliance with the ASU referenced below.

ASU 2015-03 requires that unamortized debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, rather than an asset. The gross amount of debt, without deducting debt issuance costs, should be used to determine the asset coverage ratio. Furthermore, a registrant should include the debt issuance costs in the numerator as an asset when calculating asset coverage for regulatory purposes. (November 17, 2015 AICPA Expert Panel Meeting Minutes).

Response: The Company has reviewed the Senior Securities Table included in the Registration Statement to ensure the asset coverage calculations comply with the referenced ASU, and has updated the table to include data as of March 31, 2018.

Financial Statements

4.  Comment: On page F-8, per footnote 4 to Rule 12-12 of Regulation S-X, please disclose the rate for preferred shares. In addition, on page F-8, the investment in Bird Electric’s preferred units did not appear to be marked as non-income producing and, as such, please disclose any such rate going forward in accordance with footnote 4 to Rule 12-12 of Regulation S-X.

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Response: The Company respectfully advises the Staff that, per the Staff’s comment, the Schedule of Investments as of March 31, 2018 reflects that the Company’s investment in Bird Electric is in Class C, 10.00% Preferred Units.

5.  Comment: On page F-9, per footnote 8 to Rule 12-12 of Regulation S-X, please confirm that all of the restricted security disclosure requirements will be included going forward in the Schedule of Investments.

Response: The Company respectfully advises the Staff that it has included the requested disclosure in the Schedule of Investments as of March 31, 2018 in response to the Staff’s comment, and will continue to include the requested disclosure in future filings.

6.  Comment: In the Schedule of Investments, per footnote 4 to Rule 12-12 of Regulation S-X, for securities with payment-in-kind (“PIK”) income, please disclose the rates paid in kind. The Staff notes that page F-9, footnote 2 should be updated per this comment.

Response: The Company respectfully advises the Staff that it has included the requested disclosure in the Schedule of Investments as of March 31, 2018 in response to the Staff’s comment, and will continue to include the requested disclosure in future filings.

7.  Comment: Please provide the Staff with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

Response: The Company represents to the Staff on a supplemental basis that it has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments because, as of March 31, 2018, the Company had sufficient cash and cash equivalents and borrowing capacity under the Company’s credit facilities to cover the value of its unfunded commitments.

Legal Comments

8.  Comment: Please confirm that forms of prospectus supplements for each of the different types of offerings contemplated will be filed with Pre-Effective Amendment No. 1 to the Registration Statement on N-2.

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                                                                                                                       May 31, 2018

                                                                                                                       Page 4

Response: The Company has complied with this comment. See Exhibits 99.1, 99.2, 99.3, 99.4 to and 99.5 Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2.

9.  Comment: Please provide information on the role of Stifel. The Staff notes that the Company may reference prior correspondence letters in its answers and highlight any changes or clarifications with respect to the relationship that were reflected in the Registration Statement filed on March 29, 2018.

Response: The Company respectfully advises the Staff that the Company’s relationship with Stifel is discussed throughout the Registration Statement, including in the following sections: “Prospectus Summary—Conflicts of Interest—Stifel Arrangement,” “Risk Factors—Risks Relating to Our Business and Structure—Our relationship with Stifel may create conflicts of interest,” “Related Party Transactions and Certain Relationships—Stifel Arrangement,” “Control Persons and Principal Stockholders,” and “Selling Stockholders.”

In addition, the Company refers the Staff to the response letter previously submitted to the Staff on September 27, 2013, in which the initial proposed Stifel arrangement was discussed in detail.

10.  Comment: On page 11, the Staff notes that pre-incentive fee net investment income includes PIK interest. Please disclose that the Adviser will not be obligated to return cash to the Company if the incentive fee received on PIK interest is later determined to be uncollectable.

Response: The Company respectfully advises the Staff that this comment is not applicable as the Company does not does not pay the portion of the incentive fee attributable to PIK interest unless the Company actually receives such interest in cash. Please see the disclosure below from page 11 of the Registration Statement:

The portion of such incentive fee that is attributable to deferred interest (such as PIK interest or OID) will be paid to the Adviser, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual.

11.  Comment: Please confirm supplementally whether the Company intends to issue preferred shares, directly or in a subscription rights offering, during the year following the effectiveness of the Registration Statement. Otherwise, disclose the expenses associated with an offering of preferred shares as a line item within the fee table.

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                                                                                                                       May 31, 2018

                                                                                                                       Page 5

Response: The Company confirms that it does not intend to issue preferred shares, directly or in a subscription rights offering, within one year of the effectiveness of the Registration Statement.

12.  Comment: On page 27, the Company states that “the participation of the Adviser’s investment professionals in [its] valuation process, and the pecuniary interest in the Adviser by certain members of [its] board of directors, could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of our gross assets, and our incentive fees will be based, in part, on realized gains and realized and unrealized losses.” Please consider whether the same conflict of interest exists with regards to the use of leverage.

Response: The Company respectfully advises the Staff that the Company has addressed the noted conflict of interest with regards to leverage in the risk titled, “The Adviser’s incentive fee structure may create incentives to it that are not fully aligned with the interests of our stockholders.”

13.  Comment: On page 43, there is a reference to the Company’s use of derivatives. Please disclose whether it is appropriate to reference this in the Summary section also.

Response: The Company respectfully advises the Staff that, following consideration of the Staff’s comment, the Company does not believe it is appropriate to include similar language in the Summary section.

14.  Comment: On page 51, the first risk factor under “Risks Relating to an Offering of Our Securities” discusses delays in investing the net proceeds raised in the offering. If the delays will be longer than six months, please confirm compliance with guideline 1 to Form N-2. The Staff notes that the “Use of Proceeds” section on page 57 does note that the Company expects to utilize the net proceeds within six months of the completion of any offering and requests that the Company also include such timing-related disclosure in the referenced risk factor on page 51.

Response: The Company confirms to the Staff that the Company expects to utilize the net proceeds of any offering of securities within six months of the completion of such offering. In addition, the Company respectfully advises the Staff that the cited risk factor has been updated accordingly.

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                                                                                                                       May 31, 2018

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15.  Comment: Page 51 includes a risk factor noting that a portion of shareholders’ distributions may be a return of capital. Please disclose the impact on investors of a distribution being characterized in this manner, including the impact on a shareholder’s tax basis. Also, please define return of capital.

Response: The Company respectfully advises the Staff that it has updated the referenced disclosure in response to the Staff’s comment.

16.  Comment: Please confirm that the dilution examples included on page 53 are included in the forms of prospectus supplements for the warrants, subscription rights and preferred stock. Please also confirm that the risk associated with participation or non-participation in the offering are also disclosed.

Response: The Company respectfully advises the Staff that it has complied with this comment.

17.  Comment: Please confirm that the Company has complied with the requirements under the Small Business Credit Availability Act (the “SBCA”) in order to reduce its asset coverage ratio.

Response: The Company respectfully advises the Staff that it has complied with the applicable SEC filing, website posting, and disclosure requirements of the SBCA.

*        *        *         *        *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Michael C. Mauer, CM Finance Inc
Rocco DelGuercio, CM Finance Inc
Steven B. Boehm, Eversheds Sutherland